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                              October 27, 2021

       Dajiang Guo
       Chief Executive Officer
       TMT Acquisition Corp.
       500 Fifth Avenue
       Suite 938
       New York, NY 10110

                                                        Re: TMT Acquisition
Corp.
                                                            Form S-1
                                                            Filed September 29,
2021
                                                            File No. 333-259879

       Dear Mr. Guo:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1

       Cover Page

   1. Please revise your disclosure to make clear whether the risks you reference on the prospectus cover page
related to China could significantly limit or completely hinder your ability to offer or
continue to offer securities to investors. Your disclosure should address how recent statements
and regulatory actions by China   s government, such as those
                                                        related to the use of
variable interest entities and data security or anti-monopoly concerns, has or may impact the
company   s ability to conduct its business, accept foreign
                                                        investments, or list on
an U.S. or other foreign exchange. Your prospectus summary
                                                        should address, but not
necessarily be limited to, the risks highlighted on the prospectus cover page.
 Dajiang Guo
TMT Acquisition Corp.
October 27, 2021
Page 2


Prospectus Summary, page 1

2. Discuss how the VIE type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership. Disclose in greater detail the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
3. In your summary of risk factors, when disclosing the risks that being based in or acquiring a company whose corporate structure or whose operations are in China poses to investors, please include cross-references to the more detailed discussion of these risks in the prospectus. Additionally, in the summary risk factor related to uncertainties regarding enforcement of laws and changes in laws, please clarify that the changes could result in a material change in your operations and/or the value of your ordinary shares.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. If you believe permissions are not required, please address the consequences to you if government approvals are later found to have been required, or if the necessary permissions are obtained but later rescinded.
5. Describe any restrictions on foreign exchange and your ability to transfer cash between entities and across borders that may apply after a business combination with a company based in China. Provide on the cover page a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in
         China and whether any cash transfers have been made to date.
6. Disclose in the summary that trading in your securities may be prohibited under the
       Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your
       securities. Please also disclose the pending legislation that seeks to shorten the period of
FirstName LastNameDajiang Guo
       time that an auditor has not been subject to inspection by the Public Company Accounting
Comapany   NameTMT
       Oversight  BoardAcquisition    Corp.
                          from three consecutive  years to two before trading
in the issuer's
Octobersecurities
         27, 2021isPage
                    prohibited.
                         2
FirstName LastName
 Dajiang Guo
FirstName LastNameDajiang  Guo
TMT Acquisition  Corp.
Comapany
October 27,NameTMT
            2021     Acquisition Corp.
October
Page 3 27, 2021 Page 3
FirstName LastName
Risk Factors, page 29

7. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Liang Shih, Esq.